Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

NEWS

FOR RELEASE

Charter Announces Details of Industry Leading Low-Cost Broadband Service

Stamford, Conn. - December 17, 2015 - Charter Communications today announced the details of a new low-cost broadband service that the company will begin offering to low-income customers within six months of the close of its pending merger with Time Warner Cable and acquisition of Bright House Networks. The new service will deliver the highest speeds of any comparable offering and be the first to offer fast broadband to low-income seniors in addition to low-income families, providing substantial benefits to these underserved populations and setting a new standard for low-cost broadband.

The service will deliver 30/4 Mbps speeds for $14.99 per month, making it the only low-cost internet service for low-income populations that meets - and even exceeds - the FCC’s definition of high-speed broadband. The fastest speed currently offered by comparable programs today is only 10 Mbps. Charter’s industry leading broadband offering will provide substantial benefits for underserved low-income families and senior citizens.

“Recognizing the central role broadband plays in our daily lives and the economic challenges faced by many Americans today, we look forward to launching this offering that will provide more consumers a superior broadband service,” said Tom Rutledge, president and CEO of Charter Communications.

“Our industry-leading low-cost broadband service is just one of the many benefits these transactions will bring to our customers,” Rutledge continued. “We look forward to providing this superior broadband service to underserved families and seniors throughout Charter’s footprint.”

•	What is the offer?

◦	Charter will offer 30/4 Mbps at $14.99 a month.

◦	Eligible customers will also be able to receive promotional video service and phone bundle offerings.

◦	The service comes with a modem at no extra cost and free self-install.

•	Who can sign up?

◦	Families with students who participate in the National School Lunch Program.

◦	Seniors who are 65 and older who receive Supplemental Security Income program benefits.

◦	Additional criteria:

▪	Current phone and video customers who meet one of the two criteria above can enroll.

▪	Enrollees cannot have had a Charter/TWC/BHN broadband subscription within 60 days of signing up.

▪	Eligible participants will not need to undergo a credit check but they must clear bad debt with Charter, Time Warner Cable and Bright House Networks

•	When will the offering be available?

◦	The offer will become available within six months of the closing of the transactions.

◦	The offer will be fully implemented across Charter’s footprint within three years of close.

For more information about Charter and the many public interest benefits of the transactions, please visit CharterResourceCenter.com.

Widespread Support for Charter’s Low-Cost Broadband Service:

“Charter’s plan makes available to low-income consumers - at a low price point - broadband at speeds comparable to those enjoyed by middle and upper income consumers. Low-income families deserve state-of-the-art fast broadband as much as other families - indeed, they need fast broadband to climb out of poverty. This program seems to be a step in the right direction for improved economic conditions for minority and low-income communities.” Marc Morial, CEO, National Urban League

“National Action Network applauds Charter Communications’ commitment to providing affordable high-speed broadband to underserved families and seniors as part of the New Charter (a combination of Charter Communications, Time Warner Cable, and Brighthouse Networks). It is one of the greatest injustices of the information age that far too many African Americans are forced to miss out on critical economic and educational opportunities due to the lack of a quality internet connection in their homes and communities. It is for precisely that reason NAN launched our own Technology Academy in low-income areas to help narrow the digital divide and allow people without broadband access to finally receive it. Along with low-cost, the removal of credit barriers is a positive step towards fixing a problem that should no longer exist in this country. Charter’s effort to rectify this wrong in the communities the new company will serve is a significant step in the right direction, and we look forward to working with them to help make this program a success.” Michael Hardy, Executive Vice President and Chief Counsel, National Action Network, an organization founded and run by Reverend Al Sharpton

“The challenge of closing the digital divide continues for millions of Latino families today, limiting the opportunities for many of our youth to excel academically and achieve their career goals and dreams. Charter Communications’ low-cost broadband announcement today will go far in addressing this challenge for communities of color as well as the elderly. We welcome Charter’s commitment to the Latino community in this way and hope that it will serve as an example to other Internet providers, prompting them to similarly invest in these communities.” Brent A. Wilkes, National Executive Director, League of United Latin American Citizens

“The National Hispanic Media Coalition applauds the announcement of Charter Communications that the new company will offer a low-cost truly fast broadband service targeting low-income families and seniors. Access to high speed broadband today is critical in order for families to succeed in school, secure employment and to maintain a level of news and information that provides safety and security. By providing this level of service, Charter is enabling millions of people of color, including future video programmers and tech innovators, to maintain a level of competitiveness that helps our entire nation succeed." - Alex Nogales, President & CEO, National Hispanic Media Coalition

“Charter's commitment to provide a low-cost broadband program is critical to low-income students because so many of today's curriculum-based research projects and assignments depend on internet access. The California School Boards Association supports the expansion of higher speeds at affordable costs.” Chris Unger, President, California School Boards Association

"The broadband adoption gap is the single most important challenge that policymakers face today.  We are optimistic that the low-income broadband offer adoption program proposed by Charter could help to make broadband more affordable for thousands of families and have considerable public interest benefits.”  Thomas Koutsky, Chief Policy Counsel, Connected Nation

“The Digital Divide Project and all of our partners have worked for more than a decade to bring digital equity to underserved communities. We are thrilled that Charter’s new low-cost broadband plan will not only connect these communities with internet access but do so with high network speeds. It’s bringing us one step closer to truly bridging the digital divide and we thank them for their industry stewardship on such an important issue.” Stuart Reid, Co-Chairman, Digital Divide Partners LLC

"NOBEL Women is one of the early pioneers for closing the digital divide for deserving consumers where price matters. We hope that this program is carefully considered for its ability to bring high-speed broadband to deserving consumers." Laura Hall, AL State Representative and NOBEL Women National President

“The Rainbow PUSH Coalition supports Charter's low-income, broadband program as it seeks to bring high-speed broadband to both households with school-age children and seniors.  With government services and educational resources migrating online, it is imperative that all populations have sufficient access to the Internet.  While public access has been a critical connection for those that lack home broadband, it’s simply not enough.  Our nation should support and promote initiatives that ensure ubiquitous access and it has been proven that public-private partnerships have been instrumental in reaching this goal. While the Coalition takes no position on the merger in this statement, we urge the Federal Communications Commission to see the merits of this proposal as part of Charter’s effort to close the digital divide. Bringing high-speed, competitive broadband is a challenge and this proposal can offer a significant contribution to other efforts that are doing their part to ensure increased digital access for all citizens.” Rainbow PUSH Coalition

“As an organization that provides training and job placement support for underserved communities in Los Angeles, LA OIC strongly supports Charter and their commitment to providing a low-cost broadband offering. Disadvantaged families without access to the internet face an additional roadblock as they strive to succeed in school, find a job and pursue economic independence. Offering an affordable alternative to high-speed internet access will positively impact our local area and extend well beyond it." Chris Floyd, Executive Director, Los Angeles Opportunities Industrialization Center (OIC)

About Charter

Charter (NASDAQ: CHTR) is a leading broadband communications company and the fourth-largest cable operator in the United States. Charter provides a full range of advanced broadband services, including Spectrum TV™ video entertainment programming, Spectrum Internet™ access, and Spectrum Voice™. Spectrum Business™ similarly provides scalable, tailored, and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, business telephone, video and music entertainment services, and wireless backhaul. Charter's advertising sales and production services are sold under the Spectrum Reach™ brand. More information about Charter can be found at charter.com

# # #

Media Contact:
Justin Venech
Justin.Venech@Charter.com

Important Information for Investors and Shareholders

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.